The Fund held its annual stockholders’ meeting on May 14, 2009. At this meeting, stockholders elected the following nominees to the Fund’s Board of Directors.
I) Election of Directors
Nominees:
Simon J. Crinage
The Rt. Hon Earl of Cromer
Votes for
3,962,403
5,043,457
Votes Withheld
1,311,831
230,777
Shares
Not Voted
1,173,403
1,173,403
Total Voting Shares
6,447,637
6,447,637